EXHIBIT 99.1

Anadolun Madencilik Ltd. Sti.

(A LIMITED COMPANY UNDER
THE PROVISIONS OF THE TURKISH COMMERCIAL CODE)

5% PROMISSORY NOTE

US$200,000 [Date], 2011

FOR VALUE RECEIVED, Anadolun Madencilik Ltd. Sti., a limited company under the provisions of the Turkish commercial code (the “Maker”), promises to pay to Texada Ventures, Inc., or its assigns (the “Holder”), the principal sum of Two Hundred Thousand Dollars (US$200,000), together with all accrued and unpaid interest thereon as set forth below.

This Note has been issued pursuant to the terms of the Bridge Loan Agreement dated as of [Date], 2011 (the “Loan Agreement”) and a Term Sheet dated as of [Date], 2011 (the “Term Sheet”), each as between Maker and the Holder.

1.  Principal and Interest.  Maker promises to pay Interest on the principal balance at a fixed rate per annum equal to five percent (5%), compounded annually, will be computed on the basis of a 365 day year, for the actual number of days elapsed.

Notwithstanding the provisions of this Section 1, upon the occurrence of an Event of Default (as that term is defined in Section 3 below) this Note shall accrue interest at the rate of seven percent (7%) per annum from and after the date of the Event of Default, whether before or after judgment.  Notwithstanding any provision to the contrary herein, in no event shall the applicable interest rate at any time exceed the maximum interest rate allowed under applicable law.

2.  Payment.  (a)    The principal amount of this Note and any accrued and unpaid interest shall be paid in twelve (12) equal monthly installments of Sixteen Thousand Six Hundred and Sixty Seven Dollars (US$16,667.00) each, commencing on the first day of the first month following the termination of the Term Sheet (the “Installment Commencement Date”), and continuing on the same day of each successive month thereafter.  Accrued interest shall be paid monthly commencing on Installment Commencement Date, and continuing on the same day of each successive month thereafter until all accrued interest and principal is paid in full.

(b)    Notwithstanding the foregoing, if Maker fails to make timely payments of any of the installments of principal or interest due hereunder, which is not cured within five (5) days after written notice of such nonpayment is delivered to Maker, or if an Event of Default, as defined herein, shall have occurred and be continuing, Holder may, at Holder’s option, declare the unpaid balance of this Note and any interest accrued thereon immediately due and payable.

(c)    Holder may tender this Note as payment to the Maker for any obligation payable to the Maker by Holder.

(d)    The Maker, at any time and from time to time, may prepay the unpaid principal amount of this Note in whole or in part, plus accrued interest to the date of such prepayment on the principal amount prepaid.  All amounts prepaid shall first be applied to the prepayment of accrued interest and the remaining balance, if any, shall be applied to the reduction of principal.

(e)    All payments of interest and principal shall be in lawful money of the United States of America.  All payments shall be applied first to costs of collection, if any, then to accrued and unpaid interest, and thereafter to principal.  Payment of principal and interest hereunder shall be made by check delivered to the Holder at the address furnished to the Maker for that purpose.

3.  Default.  If any of the events specified in this Section 3 shall occur (each, an “Event of Default”), the Holder of the Note may, so long as a such condition exists, declare the entire principal amount and unpaid accrued interest hereon immediately due and payable, by notice in writing to Maker:

(a)  Failure to Pay.  The Company’s failure to pay (i) when due, whether at stated maturity, upon acceleration or otherwise, any principal or interest payment or (ii) any other payment required under the terms of this Note on the date due and such payment shall not have been made within five days following Maker’s receipt of the Holder’s written notice of Maker’s failure to pay.

(b)  Breaches of Covenants or Agreements.  If Maker fails to observe or perform any other covenant, obligation, condition or agreement contained in this Note or the Loan Agreement and such failure shall continue for 15 days after Maker’s receipt of written notice from the Holder of such failure.

(c)  Failure to Pay; Voluntary Bankruptcy; Insolvency Proceedings.  If Maker (i) fails to pay its debts generally as they become due, (ii) applies for or consents to the appointment of a receiver, trustee, liquidator or custodian of itself or of a substantial part of its property, (iii) makes a general assignment for the benefit of its or any of its creditors, (iv) is dissolved or liquidated in full or in part, or (v) commences a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consents to any relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it.

(d)  Involuntary Bankruptcy.  If any involuntary petition is filed under any bankruptcy or similar law or rule against Maker and such petition is not dismissed or discharged within 60 days of filing, or a receiver, trustee, liquidator, assignee, custodian, sequestrator or other similar official is appointed to take possession of any of the assets or properties of Maker.

4.  Waiver.  The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

5.  Costs and Fees.  The Company agrees to pay the Holder’s reasonable costs in collecting and enforcing this Note, including reasonable attorneys’ fees.

6.  Amendments and Waivers; Resolutions of Disputes; Notice.  The amendment or waiver of any terms of this Note, the resolution of any controversy or claim arising out of or relating to this Note and any provision of notice shall be conducted pursuant to the terms of the Loan Agreement.

7.  Miscellaneous.  The terms of this Note shall be construed in accordance with the laws of the State of Nevada as applied to contracts entered into by Nevada residents within the State of Nevada, which contracts are to be performed entirely within the State of Nevada.  FURTHER, BOTH MAKER AND THE HOLDER HEREBY WAIVE TRIAL BY JURY IN ANY ACTION TO ENFORCE THIS NOTE.

IN WITNESS WHEREOF, Maker has executed this Note as of the date set forth above.

Anadolun Madencilik Ltd. Sti.

By: Name: Its: